File No. 70-10047

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM U-1

APPLICATION AND/OR DECLARATION UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * *

PG&E CORPORATION

One Market, Spear Tower, Suite 2400

San Francisco, California 94105

PACIFIC GAS AND ELECTRIC COMPANY

77 Beale Street, 32nd Floor

San Francisco, California 94105

NEWCO ENERGY CORPORATION

77 Beale Street, 32nd Floor

San Francisco, California 94105

ELECTRIC GENERATION LLC

77 Beale Street, 32nd Floor

San Francisco, California 94105

(Name of companies filing this statement and addresses of principal executive offices)

* * *

PG&E CORPORATION

One Market, Spear Tower, Suite 2400

San Francisco, California 94105

(Name of top registered holding company parent of each applicant or declarant)

* * *

The Commission is requested to send copies of all notices, orders, and communications in connection with this Application to:

Richard Jones

PG&E Corporation

1 Market, Spear Tower, Suite 400

San Francisco, California 94105

Richard Jones

Newco Energy Corporation

77 Beale Street

San Francisco, California 94177

Richard Jones

Electric Generation LLC

77 Beale Street

San Francisco, California 94177

Joshua Bar-Lev

Pacific Gas And Electric Company

77 Beale Street

San Francisco, California 94177

Steven R. Loeshelle

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019-6092

Earle H. O’Donnell

Dewey Ballantine LLP

1775 Pennsylvania Avenue, N.W.

Washington, DC 20006-4605

(Name and address of agents for service)

PG&E Corporation (“Parent”), its subsidiary, Pacific Gas and Electric Company (“Debtor”), a debtor-in-possession, Debtor’s subsidiary, Newco Energy Corporation, and Newco’s subsidiary, Electric Generation LLC (collectively, “Applicants”), hereby amend their Application and/or Declaration on Form U-1 in File No. 70-10047. The Application and/or Declaration sought approval for certain transactions in connection with the Plan of Reorganization for Debtor filed by Debtor and PG&E Corporation (“Plan”) and pending in the Bankruptcy Court for the Northern District of California (“Bankruptcy Court”). In Item 1.A.4 and Item 5 of the Application and/or Declaration, Applicants requested that the Commission issue an order granting the Application on or before August 30, 2002. The Commission issued a notice of the Application on October 16, 2002 (HCAR No. 27578) and an amended notice on October 23, 2002 (HCAR No. 27583). Certain parties filed petitions for leave to intervene, comments and requests for hearing, and Applicants filed a response to such petitions on January 24, 2003. In light of recent developments regarding efforts to settle Debtor’s bankruptcy case, Applicants hereby request that the Commission hold in abeyance this Application and/or Declaration and accordingly amend this Application and/or Declaration as follows:

1.    Add the following to the end of Item 5:

Applicants hereby request that the Commission hold this file in abeyance until further notice to allow time for the receipt of certain approvals and satisfaction of certain other conditions precedent necessary for settlement of Debtor’s bankruptcy proceeding. If successful, the bankruptcy settlement could result in the withdrawal of this Application and/or Declaration.

Pursuant to settlement procedures implemented by the Bankruptcy Court,[1] Debtor, Parent, and the Staff of the CPUC have announced a proposed settlement of Debtor’s bankruptcy case which the CPUC Staff is prepared to recommend to the CPUC (the “Settlement Agreement”). A copy of the Settlement Agreement is attached hereto as Exhibit B-2.2. The Settlement Agreement provides that Applicants will seek Bankruptcy Court approval of a plan of reorganization (“Settlement Plan”) in place of the Plan and the CPUC/OCC Plan.

Applicants hereby request that the Commission hold its action on this Application and/or Declaration in abeyance to provide time for the completion of approvals, regulatory and judicial processes and the satisfaction of certain other conditions precedent necessary for implementation of the Settlement Plan. The Settlement Agreement requires that Applicants move to “stay” the file before this Commission upon execution of the Settlement Agreement. Although the Settlement Agreement has not yet been executed, holding this file in abeyance is consistent with

1   The Bankruptcy Court issued an order on March 11, 2003 staying the hearing on confirmation of the Plan for 60 days to provide time for settlement discussions, under the supervision of a settlement judge, among Debtor, Parent, the Attorney General of California, the California Public Utilities Commission (“CPUC”), the Official Committee of Unsecured Creditors (“OCC”) and other parties. On April 23, 2003, the Bankruptcy Court issued an order continuing the stay for an additional 30 days and subsequently further extended the stay through June 20, 2003. On June 20, 2003, the Bankruptcy Court issued an order staying, until further order of the Bankruptcy Court, proceedings on the Plan and the competing plan proposed by the CPUC and the OCC (“CPUC/OCC Plan”) to allow proceedings on the Settlement Plan (defined below) to go forward.

the Settlement Agreement. Applicants believe that holding this file in abeyance at this time will not prejudice any party. Applicants also believe that holding these proceedings in abeyance will benefit the Commission’s interest in the efficient use of its resources. The CPUC Staff has authorized Applicants to state that the CPUC Staff supports holding this file in abeyance.

The Settlement Agreement provides that it will become binding only upon its approval by the boards of directors of Debtor and Parent and by the CPUC and its execution by Debtor, Parent and the CPUC on or before December 31, 2003. The Settlement Plan will not be implemented until various conditions are met; these include, among other things, CPUC approval of all rates, tariffs and agreements necessary to implement the Settlement Plan, Debtor’s receipt of company credit ratings of “Investment Grade” from Standard & Poor’s and Moody’s Investors Service, Inc., and Bankruptcy Court confirmation of the Settlement Plan.

Because these conditions will remain outstanding for some time, Applicants submit that it is appropriate to hold the Commission’s action in this file in abeyance (as the Settlement Agreement contemplates) pending completion of the necessary regulatory and judicial review procedures, satisfaction of other conditions precedent and approval of the Settlement Plan, without prejudice to Applicants’ right to resume pursuit of approval of the transactions proposed in this Application and/or Declaration in the event the Settlement Plan fails. The Settlement Agreement is not yet binding, and the success of the Settlement Plan is not yet certain. However, processing of this file and related proceedings is well advanced (for example, a notice of this Application and/or Declaration has been issued, motions to intervene have been filed and Applicants have responded to such motions), such that Applicants would be prejudiced by withdrawal or dismissal of this Application and/or Declaration at this time. Thus, holding this file in abeyance (rather than withdrawal or dismissal) is appropriate in order to facilitate resolution of Debtor’s bankruptcy in an orderly and expeditious manner.

The Settlement Agreement provides that as of the effective date of the Settlement Plan, Applicants will withdraw all applications previously filed with this Commission, the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission and elsewhere in connection with the Plan. Among such applications is this Application and/or Declaration. Applicants do not anticipate that Commission authorization will be required under Section 9(a)(2) of the Act to implement the Settlement Plan because the Settlement Agreement does not provide for a disaggregation of Debtor’s existing utility lines of business.

Accordingly, in furtherance of the Settlement Agreement, Applicants respectfully request that the Commission hold this file in abeyance until further notice from Applicants. Applicants commit to file a request to withdraw this Application and/or Declaration promptly upon the effective date of the Settlement Plan and to notify the Commission promptly in the event of any other developments that would affect the need for continued processing of this Application and/or Declaration.

2. Amend Item 6 by inserting the following to the list of Exhibits:

B-2.2 Proposed Settlement Agreement between Debtor, Parent and the CPUC (incorporated by reference, Form 8-K, File/Reg Numbers 001-12609 and 001-02348, filed June 20, 2003)

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

/s/ BRUCE R. WORTHINGTON Bruce R. Worthington Senior Vice President and General Counsel PG&E Corporation

/s/ BRUCE R. WORTHINGTON Bruce R. Worthington President and Treasurer Newco Energy Corporation

/s/ KENT M. HARVEY Kent M. Harvey Senior Vice President – Chief Financial Officer and Treasurer Pacific Gas and Electric Company

/s/ BRUCE R. WORTHINGTON Bruce R. Worthington President and Treasurer Electric Generation LLC

Dated: June 24, 2003